Exhibit 99.1

NEWS RELEASE

Toronto, March 18, 2022

Franco-Nevada Files Year-End Disclosure Documents and Provides Details on Upcoming Virtual Investor Day

Franco-Nevada Corporation announced that its Annual Information Form, Consolidated Annual Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2021 have been filed with Canadian securities regulatory authorities. Franco-Nevada has also filed its Form 40-F for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F).

Shareholders may also receive a copy of these documents without charge upon request to Franco-Nevada’s Investor Relations Department, 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9 or to info@franco-nevada.com.

Details for Virtual Investor Day

Franco-Nevada’s management team will host a Virtual Investor Day webcast, April 14, 2022 from 10:00 am ET to 12:00 pm ET to review its assets and to announce the release of the 2022 Asset Handbook and 2022 Environment, Social and Governance Report (ESG Report). Interested investors and analysts are invited to participate as follows:

Virtual Investor Day Webcast:	April 14th at 10:00 am ET to 12:00 pm ET
Dial-in Numbers:	North American Toll Free: 1-888-390-0546 Local and International: 416-764-8688
Webcast URL:	www.franco-nevada.com
Replay (available until April 21st):	North American Toll Free: 1-888-390-0541 Local and International: 416-764-8677 Pass code: 836179 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
416-306-6303
info@franco-nevada.com